Filed Pursuant to Rule 433

Registration No. 333-208052

March 26, 2018

Pricing Term Sheet

Valero Energy Partners LP

Pricing Term Sheet

$500,000,000 4.500% Senior Notes due 2028

Issuer:	Valero Energy Partners LP

Ratings:*	Baa3 (Moody’s) / BBB- (S&P) / BBB- (Fitch)

Pricing Date:	March 26, 2018

Settlement Date:**	March 29, 2018 (T+3)

Interest Payment Dates:	March 15 and September 15, commencing September 15, 2018

Denominations:	$2,000 x 1,000

Principal Amount:	$500,000,000

Title:	4.500% Senior Notes due 2028

Maturity Date:	March 15, 2028

Benchmark Treasury:	2.750% due February 15, 2028

Benchmark Treasury Price and Yield:	99-06+; 2.843%

Spread to Benchmark Treasury:	T+170 bps

Coupon:	4.500%

Price to Public:	99.660%

Yield to Maturity:	4.543%

Make-Whole Call:	T+30 bps

Par Call:	On and after December 15, 2027 (the date that is three months prior to the Maturity Date)

CUSIP/ISIN:	91914J AB8 / US91914JAB89

Joint Book-Running Managers:

Barclays Capital Inc.

Credit Suisse Securities (USA) LLC

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

Citigroup Global Markets Inc.

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

SMBC Nikko Securities America, Inc.

SunTrust Robinson Humphrey, Inc.

Co-Managers:

BNP Paribas Securities Corp.

J.P. Morgan Securities LLC

Lloyds Securities Inc.

Morgan Stanley & Co. LLC

PNC Capital Markets LLC

RBC Capital Markets, LLC

Scotia Capital (USA) Inc.

TD Securities (USA) LLC

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

Pro Forma Ratio of Earnings to Fixed Charges:	After giving effect to this offering and the application of the net proceeds as described in “Use of Proceeds” in the preliminary prospectus supplement, the ratio of earnings to fixed charges on a pro forma basis would have been 4.6x for the year ended December 31, 2017.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**	Note: Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date hereof will be required, by virtue of the fact that the notes initially will settle T+3 (on March 29, 2018) to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at 1-888-603-5847, Credit Suisse Securities (USA) LLC at 1-800-221-1037, Mizuho Securities USA LLC at 1-866-271-7403, or MUFG Securities Americas Inc. at 1-877-649-6848.

No PRIIPs KID. Not for retail investors in the EEA. No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.

This pricing term sheet supplements the preliminary prospectus supplement filed by Valero Energy Partners LP on March 26, 2018 relating to the prospectus dated November 30, 2016.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via Bloomberg or another email system.